O L S H A N
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                                                         FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                       July 13, 2006                   DIRECT DIAL: 212-451-2259
                                                    EMAIL: HKESNER@OLSHANLAW.COM

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

         RE: AMENDMENT NO. 4 TO RELATIONSERVE MEDIA, INC.
             REGISTRATION STATEMENT ON FORM SB-2 FILED JULY 10, 2006
             FILE NO. 333-132586

Dear Mr. Spirgel:

     We are securities counsel to RelationServe Media, Inc. (the "Company"). We are submitting responses to the oral comments from the Division of Corporation
Finance, received July 13, 2006, relating to Amendment No. 4 to the Company's
Registration Statement on Form SB-2 filed July 10, 2006 ("Amendment No. 4").
With the exception of comment number 3 below, we do not believe any of the comments necessitate any filing of additional amendments.

GENERAL
-------

     1.  PLEASE PROVIDE ADDITIONAL DISCLOSURE CONCERNING THE ANTI-DILUTION
         PROVISIONS OF THE $.01 WARRANTS AND THE DEBENTURES.

              We will provide the additional disclosure as requested by the
         Staff in the 424(b) Prospectus.

     2.  PLEASE EXPLAIN THE INTENTIONS OF THE PARTIES IN CONNECTION WITH THE
         4.99% BLOCKER PROVISION IN THE $.01 WARRANTS AND THE DEBENTURES.

              The intention of the debenture holders, and the Company, with respect to the "blocker" provision in Section 4(c) of the Debenture is to limit to 4.99% the beneficial ownership (as defined in Section 13(d)
         of the Securities Exchange Act of 1934, as amended)("Section 13(d)")
         the potential holdings of any holder, absent a valid waiver.

                                                              NEW JERSERY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

July 13, 2006

              Since the provision requires a minimum 61 day notice of waiver of its restriction, the agreement of the parties ensures that there is no
         "right to acquire" these securities within 60 days. Excluded from the definition of "beneficial ownership" under Section 13(d) are securities which the party has the right to acquire in excess of 60 days (Rule
         13d-3(d)(1)(i)) of the date at issue.

              In addition, the debenture includes at Section 4(c) the following:
         "The provisions of this Section 4(c) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 4(c)
         to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended 4.99% beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such 4.99% limitation." The parties intended (and have implemented Section 4(c)) as limiting the beneficial ownership of the debenture holders to 4.99% except to those debenture holders who have provided valid notice and waiver.
         Accordingly, the reported beneficial ownership is correct as filed.

     3.  PLEASE PROVIDE AN AMENDMENT WHICH PROVIDES A MANUALLY CONFIRMED
         SIGNATURE OF EXHIBIT 23.3.

         The appropriate amendment is in the process of being filed.

     We welcome a further discussion on any of our points addressed within this response letter. We believe that we have been responsive to all comments and the
Company would like to request acceleration of the effectiveness of the
Registration Statement as soon as possible.

     Should you have any questions, please contact the undersigned at (212)
451-2259 or Kenneth Schlesinger at (212) 451-2252.

                                             Very truly yours,

                                             /s/ Harvey J. Kesner

cc: Donald Gould

July 13, 2006

bcc: Michael Brauser
     Paul Soltoff
     Ed Hackert
     Nilene Evens
     Kenneth Schlesinger
     Mark Lakin
     Jonathan Deblinger